# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of issuer*
Back Porch Homes LLC

*Legal status of issuer*

       *Form*
       Limited Liability Company

       *Jurisdiction of Organization*
       California

       *Date of organization*
       October 3, 2018

*Physical address of issuer*
3585 Main Street, Riverside, CA, US 92501

*Website of issuer*
http://www.backporchhomes.com

*Current number of employees*
2

1

|  | **Most recent fiscal year-end**<br>**2019** | **Prior fiscal year-end**<br>**2018** |
|---|---|---|
| **Total Assets** | $174,591.87 | $110,321.00 |
| **Cash & Cash Equivalents** | $174,591.87 | $110,321.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $100.00 |
| **Revenues/Sales** | $0.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | -($182,006.26) | ($112,279.00) |

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Todd Bayer

051A70938E104D3...

(Signature)

Todd Bayer

(Name)

Managing Member

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Todd Bayer

051A70938E104D3...

(Signature)

Todd Bayer

(Name)

Managing Member

(Title)

08/27/2020

(Date)

DocuSigned by:

/s/ Stephen McKee

8049E192D272484...

(Signature)

Stephen McKee

(Name)

Managing Member

(Title)

08/27/2020

(Date)

***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C-AR)

# Form C-AR

# August 27, 2020

# Back Porch Homes LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Back Porch Homes LLC, a Delaware corporation (the "**Company**," "**Back Porch Homes**", "**BPH**", as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The Securities Exchange Commission (the "SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.are.na no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is August 27, 2020, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**About this Form C-AR**

The Company was unable to make a timely filing of this Form C-AR on April 29, 2020 as the Company's business has been affected by the COVID-19 outbreak and its negative impact. Specifically, The Company was required to close down due to its "non-essential" nature. Also, county building departments remain closed to in-person applications which prevented the Company from installing its units in its customers' properties. Therefore, the Company remained in a "closed-to-the-public state," all of which affected the Company's ability to cope.

Therefore, the Company is relying on the filing extension allowed by the SEC pursuant to the amendment to 17 CFR 227.202, effective March 30, 2020 (the "Amendment").

The Company has complied with the Amendment and notified its investors regarding the delay in filing this Form C-AR by posting a notice on the Intermediary's website on  https://republic.co/back-porch-homes.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

**SUMMARY**

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the exhibits hereto.

Back Porch Homes LLC is a California limited liability company, formed on October 3, 2018.

The Company is located at 3585 Main Street, Riverside, CA 92501.

The Company's website is http://www.backporchhomes.com.

The Company conducts business in California.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/back-porch-homes and is attached as Exhibit C to the Form C-AR.

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.***

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

***The Company's proposed plan of in-house financing may not be successful.***

The Company plans to form a sinking fund in the future in order to facilitate the financing of tiny home units (the "**Fund**"). Formation of the Fund would not be considered arm's length, could divert financial resources from the Company's operational needs and potentially lead to a conflict of interest. The purchaser will not have access to any information related to the Fund or control over the Fund and its operations. In the event that the Company fails to form the Fund or execute its plan of in-house financing, the Company may suffer adverse consequences which may in-turn lead to loss of investments by the purchasers.

***The Company could be affected by adverse weather effects such as earthquakes and forest fires which could harm its ability to manufacture products.***

The Company and its manufacturing arm are both currently located in California, a state prone to adverse climate events such as earthquakes and forest fires. In case of a natural disaster as mentioned above or otherwise near the manufacturing arm of the Company, there could be a delay in the manufacture of the Company's products or harm caused to the manufacturing facilities. Such an event could cause the Company to incur losses.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on the Company's financial condition, results of operations and liquidity.***

The Company's operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection and public health and safety. These laws and regulations impose numerous obligations applicable to the Company's operations, including: a requirement to obtain a permit or other approval before conducting regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; application of specific health and safety criteria addressing worker protection; and imposition of substantial liabilities for pollution resulting from the Company's operations. Numerous government authorities, such as the U.S. Environmental Protection Agency, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, compensatory damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of the Company's operations. In addition, the Company may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt its operations and limit the Company's growth and revenue. The Company's insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against the Company. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the Company's industry could continue, resulting in increased costs of doing business and, consequently, affecting profitability.

***Regulatory changes in the housing market or city ordinances or municipal codes, American National Standards Institutes Code, Department of Motor Vehicle Code, or other laws related to lending and construction could harm the Company's ability to sell its products.***

Regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas. Changes in these regulations which have a negative effect on the Company could harm the Company's earning potential. Changes in the codes and guidelines on which the Company relies on could also negatively impact the Company. The laws and regulations concerning the selling of the Company's product may be subject to change and if they do change, then the selling of our product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell the product or may not be able to. Therefore, the purchaser's investment in the Company may be negatively affected.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine its rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on its business.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition or results of operations may be adversely affected.

***The Company faces established competition in a narrow field as well as competition from individuals building their own tiny homes on wheels.***

The market for tiny homes is relatively narrow. Homeownership predominately skews towards traditional housing such as large family homes, apartments and condominiums. Tiny homes on wheels is a growing cultural phenomenon but is still fairly niche and skews towards younger purchasers and a certain group of consumers and buyers. Furthermore, there are other competitors in this market who are more established and have more variation in their products. There is also a growing number of individuals who are able to build their own tiny homes on wheels on their own initiative. Some consumers may decide to purchase from another competitor, or they may decide to build their own spaces. There is no guarantee that the Company will be able to carve out its place in this nice market. In that event the purchaser can incur substantial losses.

***Damage to the Company's reputation could negatively impact the Company's business, financial condition and results of operations.***

The Company's reputation and the quality of the Company's brand is critical to its business and success in existing markets and will be critical to the Company's success as it enter new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage the Company's business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to the Company's interests or may be inaccurate, each of which may harm the Company's performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.***

The Company's business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

***The Company has a lack of diversity of products compared to competitors which could limit sales.***

The Company currently offers one design which allows for customization of its interior. Other competitors in this niche market have numerous designs of various sizes and in various aesthetics. The Company may not be able to secure a customer base due to the competitors' ability to offer many more designs and variety in their products. In the event that the Company does not expand its range of products, the Company and the purchaser may get negatively affected and may incur losses.

### *The Tiny Home Movement could fall out of favor with customers.*

Right now, the tiny home movement ("**Tiny Home Movement**") is gaining popularity with the public. However, there is always a chance that the public may lose its enthusiasm for the Tiny Home Movement. If that were to happen, then the Company's customer base might shrink. In such an event it may become difficult for the company to financially perform.

### *The Company's possible inability to purchase or rent lots of land may stifle future economic plans.*

One of the Company's plans is to purchase or rent lots of land which consumers can place their units on at a monthly fee. In the event that the Company is not be able to find or purchase/rent lots of lands in ideal areas of cities, it could potentially limit how many consumers will be willing to purchase the product. Such a situation could drive consumers to other avenues of home ownership or to the Company's competitors.

### *Reliance on third-party manufacturers for home parts.*

The Company currently relies on third-party providers for necessary components for its products. While the Company currently has good relationships with its suppliers there is always a possibility that the Company may experience a contractual dispute or a change in service. If that were to happen, there may be a need to find a replacement which could cause a slow-down in the manufacturing process. Furthermore, any contractual disputes could lead to the potential for litigation which could also negatively affect the Company.


## BUSINESS

### Description of the Business
Back Porch Homes mass manufactures, sells, and places tiny homes on large single family home lots as secondary units which are generally leased out or used as additional living space for family and guests.

### Business Plan
The Company wants to combine mass production, mobile technology, and in-house financing, and yearns to become the gold standard for tiny home manufacturers. Municipal changes are already in the works or in place in some areas which enables the Company to have a good start in building tiny homes and get in on the next innovation in housing.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Companion Home | Our studio-style home built on a 30' trailer chassis. | Direct to consumer, business-to-business, millennials, landlords, seniors. |

### Competition
The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies. For example, Cavco Industries, Inc. is the owner of five (5) manufactured home companies and has the ability to grow into this space quickly.
Tumbleweed Tiny House Company ("**Tumbleweed**") is the most well-known competitor and has multiple models. However, we believe that Tumbleweed's location in California and its perceived small scale make it not a competitor at this time though it did recently implement in house financing.

### Customer Base
There are five (5) major types of customers:
    (a)  The first is the investor client. This customer wants to place these homes on properties they own to generate more revenue from rent. For example, an investor owns a single family residential on a 10,000 square foot lot. This customer runs utility lines for a BPH and then rents it out for an affordable price for the neighborhood.
    (b)  The second customer type is a homeowner with either an elderly parent or an adult child that is moving back with them and needs their own space. Due to the urgency of these situations, they can't go through the time-

consuming process of applying for building permits to build an Accessory Dwelling Unit ("**ADU**"). In addition, they likely do not have the funds to take on the cost of building an ADU.

(c) The third customer type is a young professional whose job will likely require them to relocate easily. They will buy the unit and move it to the next location as their need arises. This customer will make the heaviest use of the app for locating available pads.

(d) The fourth customer is a homeowner with excess land who does not want to own and operate a tiny home rental. We plan to own several units where we will rent a plot of land from a homeowner and in turn rent the unit out to a tenant. This will operate like a mobile home park with the only difference that the units will be distributed throughout the country rather than in one singular park.

(e) The fifth customer is a governmental and non-governmental agency such as Federal Emergency Management Agency or the military that generally seek to stock temporary housing that is mobile and dynamic.

**Supply Chain**

The Company requires materials from a wide variety of material suppliers in order to produce its units. Within each category of supplier exists multiple companies who are very competitive with one another. Therefore, the Company uses multiple suppliers for the same material based upon the availability and price of the material. Everything the Company needs in order to build these structures can be purchased directly from the "big box" home improvement stores such as Home Depot Inc. or Lowe's Companies, Inc., although these two entities are last resort options for the Company.

**Intellectual Property**

The Company has no intellectual property.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

None.

**MANAGERS AND OFFICERS**

The managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years. As the Company is a limited liability company, the Managing Members serve in a role similar to the role of a director in a corporation, and for the Company the Managing Members also serve in the capacity of officers.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Todd Bayer | Managing Member | Manage financial & administration operations | Riverside Community College, Riverside, California; California State University Dominguez Hills, Carson, California |
| Stephen McKee | Managing Member | Manage manufacturing operations | Riverside Community College, Riverside, California |

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorneys' fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently employs two (2) employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Membership Interest Units |
|---|---|
| Amount outstanding/Face Value | 15,000 |
| Voting Rights | None* |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 98.44%** |

*No voting rights apart from those exercised in the event a manager is removed.
**Percentage calculated assuming CrowdSAFE converts at a valuation cap of $10,000.000.

Some of the Company's Membership Interest Units ("**Membership Interest Units**") were granted to certain members without the Company receiving any monetary compensation. See "Previous Offerings of Securities" below.

| Type of security | CrowdSAFE |
|---|---|
| Amount outstanding/Face Value | $158,088 |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the security issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 1.56%* |

*Percentage calculated assuming CrowdSAFE converts at a valuation cap of $10,000.000.

The Company has no outstanding debt.

**Ownership**
A majority of the Company is owned by Todd Bayer and Stephen McKee.

Below the beneficial owners of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Todd Bayer | Membership Interest Units | 40% |
| Stephen McKee | Membership Interest Units | 40% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

**Operations**
Back Porch Homes LLC ("**the Company**") was incorporated on October 3, 2018 under the laws of the State of California, and is headquartered in Riverside, California. The Company mass manufactures, sells, and places tiny homes on large single family home lots as secondary units which are generally leased out or used as additional living space for family and guests.

**Cash and Cash Equivalents**
As of the June 30, the Company has two hundred and sixty four ($264) in hand. The Company considers all highly liquid investments with an original maturity of ninety (90) days or less to be cash equivalents. The Company does not currently hold any cash equivalents, however, at some point and at times not currently known, the Company will hold cash equivalents which may or may not pay interest.

**Liquidity and Capital Resources**
All capital that has been raised will be used to cover infrastructure and operational costs. BPH expects to reach profitability within the next three (3) years if not sooner. The cash purchase to financed sale ratio will dictate how long it takes for the Company to reach positive cashflow.

**Capital Expenditures and Other Obligations**
As BPH production grows it will have capital expenditures associated with each new manufacturing plant. Cost per plant is based on demand and available real estate.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Membership Interest Units | $0 | 75 | General Working Capital | May 13, 2020 | Section 4(a)(2) |
| Membership Interest Units | $0* | 16 | General Working Capital | April 24, 2020 | Section 4(a)(2) |
| Membership Interest Units | $12,500 | 15 | General Working Capital | March 27, 2020 | Section 4(a)(2) |
| Membership Interest Units | $20,000 | 30 | General Working Capital | January 31, 2020 | Section 4(a)(2) |
| Membership Interest Units | $10,000 | 15 | General Working Capital | December 12. 2019 | Section 4(a)(2) |
| CrowdSAFEs | 158,088** | 827*** | General Working Capital | December 7, 2019 | Regulation CF |
| Membership Interest Units | $7,500 | 15 | General Working Capital | August 20, 2019 | Section 4(a)(2) |
| Membership Interest Units | $7,500 | 15 | General Working Capital | August 20, 2019 | Section 4(a)(2) |
| Membership Interest Units | $7,500 | 15 | General Working Capital | August 20, 2019 | Section 4(a)(2) |
| Membership Interest Units | $7,500 | 20 | General Working Capital | August 20, 2019 | Section 4(a)(2) |
| Membership Interest Units | $150,000 | 300 | General Working Capital | August 16, 2019 | Section 4(a)(2 |
| Membership Interest Units | $50,000 | 100 | General Working Capital | August 7, 2019 | Section 4(a)(2) |

| | | | | | |
|---|---|---|---|---|---|
| Membership Interest Units | $0 | 210 | General Working Capital | July 29, 2019 | Section 4(a)(2) |
| Membership Interest Units | $0 | 210 | General Working Capital | July 29, 2019 | Section 4(a)(2) |
| Membership Interest Units | $0 | 173 | General Working Capital | July 29, 2019 | Section 4(a)(2) |
| Membership Interest Units | $0 | 173 | General Working Capital | July 29, 2019 | Section 4(a)(2) |
| Membership Interest Units | $100,000 | 200 | General Working Capital | May 10, 2019 | Section 4(a)(2) |
| Membership Interest Units | $25,000 | 50 | General Working Capital | March 14, 2019 | Section 4(a)(2) |
| Membership Interest Units | $0 | 150 | General Working Capital | March 13, 2019 | Section 4(a)(2) |
| Membership Interest Units | $0 | 180 | General Working Capital | March 13, 2019 | Section 4(a)(2) |
| Membership Interest Units | $150,000 | 450 | General Working Capital | December 17, 2018 | Section 4(a)(2) |
| Membership Interest Units | $22,500 | 45 | General Working Capital | November 26, 2018 | Section 4(a)(2) |
| Membership Interest Units | $50,000 | 150 | General Working Capital | November 21, 2018 | Section 4(a)(2) |
| Membership Interest Units | $0 | 6000 | General Working Capital | October 3, 2018 | Section 4(a)(2 |
| Membership Interest Units | $0 | 6000 | General Working Capital | October 3, 2018 | Section 4(a)(2 |
| Membership Interest Units | $0 | 544 | General Working Capital | October 3, 2018 | Section 4(a)(2 |

*The shares of common stock were granted in return of past transactions with the Company.
**This amount includes the percentage of proceeds transferred to the Intermediary and other fees.
***This number does not reflect the additional grant of securities made to the Intermediary.

**Restrictions on Transfer**

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to one hundred and eighty (180) days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**TAX MATTERS**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten (10) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Mark Bayer, father of Todd Bayer, received 173 Membership Interest Units in the Company. Mark Bayer did not invest any amount into the Company for these Membership Interest Units.

Randall McKee, uncle of Stephen McKee also received 150 Membership Interest Units in the Company. Randall McKee did not invest any amount into the Company for these Membership Interest Units.

On December 16, 2019, Cynthia Chase, aunt of Todd Bayer, purchased 15 Membership Interest Units in the Company for a purchase price in the amount of $10,000.

**EXHIBIT B**
**Forward Looking Statement Disclosure**

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

**EXHIBIT C**

*Financial Statements*

I, Todd Bayer, the Managing Member of Back Porch Homes LLC, hereby certify that

(1) the accompanying unaudited financial statements of Back Porch Homes LLC thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2) as of the date of this form C-AR, the tax return for Back Porch Homes LLC for the fiscal year ended December 2019 has not been filed. The tax return information of Back Porch Homes LLC included in this Form C-AR reflects accurately the information reported on the tax return for Back Porch Homes LLC filed for the fiscal year ended December 2018.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of August 27, 2020.

DocuSigned by:

Todd Bayer

/s/_________(Signature)

051A70938E104D3...

Name: Todd Bayer

Title: Managing Member

Date: 08/27/2020

21

# Back Porch Homes

## BALANCE SHEET

As of December 31, 2019

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Union Bank Gen'l Chkng 5889 | 17,507.03 |
| **Total Bank Accounts** | **$17,507.03** |
| Other Current Assets | |
| Companion Prototype | 61,614.37 |
| Construction In Progress | 81,529.67 |
| Deposits | 7,545.29 |
| **Total Other Current Assets** | **$150,689.33** |
| **Total Current Assets** | **$168,196.36** |
| Fixed Assets | |
| Furniture & Equipment | 203.81 |
| Leasehold Improvements | 6,191.70 |
| **Total Fixed Assets** | **$6,395.51** |
| **TOTAL ASSETS** | **$174,591.87** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Long-Term Liabilities | |
| Notes Payable Rehab Loan Group | 0.00 |
| Notes Payable Ryan McKee | 0.00 |
| **Total Long-Term Liabilities** | **$0.00** |
| **Total Liabilities** | **$0.00** |
| Equity | |
| Member Investments | 744,907.77 |
| Opening Balance Equity | 0.00 |
| Owner's Draw | -372,510.24 |
| Retained Earnings | -15,799.40 |
| Net Income | -182,006.26 |
| **Total Equity** | **$174,591.87** |
| **TOTAL LIABILITIES AND EQUITY** | **$174,591.87** |

# Back Porch Homes

## PROFIT AND LOSS
### January - December 2019

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   Advertising & Marketing | 90,893.39 |
|   Auto Expense | 75.11 |
|   Bank Fees | 980.00 |
|   Company Uniforms | 60.48 |
|   Computer & Internet | 7,528.73 |
|   Dues & Memberships | 710.00 |
|   Equipment Rental | 101.00 |
|   Insurance | 568.00 |
|   Interest Paid | 550.72 |
|   Meals | 664.81 |
|   Merchant Processing Fees | 538.07 |
|   Office Supplies | 595.23 |
|   Professional Services | 26,546.00 |
|   Rent & Lease | 24,463.85 |
|   Repairs & Maintenance | 14,910.70 |
|   Salaries & Wages |  |
|     Sales Staff | 10,032.84 |
|   **Total Salaries & Wages** | **10,032.84** |
|   Taxes, Permits & Licenses | 140.00 |
|   Telephone Expense | 1,694.12 |
|   Travel Expense | 196.00 |
|   Unapplied Cash Bill Payment Expense | 0.00 |
|   Utilities | 757.21 |
| **Total Expenses** | **$182,006.26** |
| NET OPERATING INCOME | **$ -182,006.26** |
| NET INCOME | **$ -182,006.26** |

**BACK PORCH HOMES LLC**
**BALANCE SHEET**
**As of December 31, 2018**
**(Unaudited)**

**ASSETS**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash and cash equivalents | $ | 110,321 |
| Total current assets | | 0 |
| | | |
| Total Assets | $ | 110,321 |

**LIABILITIES AND M**EMBERS' CAPITAL

| | | |
|---|---|---:|
| Liabilities: | | |
| Current liabilities: | | |
| Accounts payable | $ | 100 |
| Total liabilities | | 100 |
| | | |
| TOTAL LIABILITIES | | 100 |
| | | |
| Members' Capital: | | |
| Member Units (13,189 units issued, 15,000 authorized as of December 31, 2018) | | 222,500 |
| Retained earnings | | (112,279) |
| Total Members' Capital | | 110,221 |
| | | |
| Total Liabilities and Members' Capital | $ | 110,321 |

**BACK PORCH HOMES LLC**
**STATEMENT OF OPERATIONS**
**From Inception (October 3, 2018) through December 31, 2018**
**(Unaudited)**

|  | $ |
|---|---|
| Revenues | 0 |
| Cost of revenues | 0 |
| Gross profit (loss) | 0 |
|  |  |
| Operating expenses: |  |
| General and administrative | 112,279 |
| Total operating expenses | 112,279 |
|  |  |
| Operating income | 112,279 |
|  |  |
| Net Income (Loss) | $ (112,279) |

**BACK PORCH HOMES LLC**
**STATEMENT OF MEMBERS' EQUITY**
**From Inception (October 4, 2018) through December 31, 2018**
**(Unaudited)**

| | Common Units | Members' Capital | Retained Earnings | Total Members' Capital |
|---|---|---|---|---|
| Balance as of inception (October 3, 2018) | 0 | $ 0 | $ 0 | $ 0 |
| Issuance or Member Units | 13,189 | 222,500 | 0 | 222,500 |
| Net income | 0 | 0 | (112,279) | (112,279) |
| Balance as of December 31, 2018 | 13,189 | $ 222,500 | $ (112,279) | $ 110,221 |

**BACK PORCH HOMES LLC**
**STATEMENT OF CASH FLOWS**
**From Inception (October 4, 2018) through December 31, 2018**
**(Unaudited)**

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net Income (Loss) | $ | (112,279) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase (decrease) in accounts payable | | 100 |
| Net cash used in operating activities | | 100 |
| | | |
| **Cash flows from investing activities** | | |
| Purchase of property and equipment | | 0 |
| Net cash used in investing activities | | 0 |
| | | |
| **Cash flows from financing activities** | | |
| Issuance of member units | | 222,500 |
| Net cash provided by financing activities | | 222,500 |
| | | |
| Net change in cash and cash equivalents | | 110,321 |
| | | |
| Cash and cash equivalents at beginning of period | | 0 |
| Cash and cash equivalents at end of period | $ | 110,321 |
| | | |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for interest | $ | 0 |
| Cash paid for income taxes | | 0 |